SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                SkyePharma PLC Announces Results of Shareholder Vote and Grant of Awards
                                                under the New Long-Term Incentive Plan

LONDON,  UK, 4 May 2007 - SkyePharma PLC (the "Company") (LSE: SKP;  Nasdaq:  SKYE) announces the results of the voting by shareholders at the  Extraordinary  General Meeting held earlier today.  The resolution  approving the SkyePharma PLC 2007 Long-Term  Incentive Plan
(the "LTIP") was passed.

The  Remuneration  Committee  has  granted  the  following  conditional  nil cost share  awards to the  Executive  Directors  under the
SkyePharma PLC 2007 Long-Term Incentive Plan.

In  accordance  with the rules of the LTIP,  LTIP  awards  were  granted on 4 May 2007 at a price of 23 pence per  Ordinary  Share (the closing share price on the preceding dealing day) as follows:

Executive Director                                                 Number of Ordinary Shares subject to the
                                                                      LTIP Award at a price of 23 pence per
                                                                                             Ordinary Share
Frank Condella (CEO)                                                                              5,869,565
Dr Ken Cunningham (COO)                                                                           3,260,869
Peter Grant (FD)                                                                                  2,739,130

The  Ordinary  Shares  subject to LTIP awards will only be released to the  directors  in three years time  subject to their  continued
employment and the satisfaction of the following conditions:-

-        10% of the  Ordinary  Shares  subject to LTIP awards will be released if the  Company's  share price is 35 pence at the end of the three year period with 100% released for a share price of 55 pence;
-        the Remuneration  Committee will also be ensuring that the underlying financial  performance of the Company is consistent with its share price performance.

For further information please contact:

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SkyePharma PLC
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Frank Condella, Chief Executive Officer
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Ken Cunningham, Chief Operating Officer                                                 +44 207 491 1777
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Peter Grant, Finance Director
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Financial Dynamics (London enquiries)
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David Yates / Deborah Scott                                                             +44 207 831 3113
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Trout Group (US enquiries)
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Christine Labaree / Seth Lewis                                                           +1 617 583 1308
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About SkyePharma PLC
Using its  proprietary  drug delivery  technologies,  SkyePharma  develops new  formulations  of known  molecules to provide a clinical advantage and life-cycle  extension.  The Group has ten approved products in the areas of oral,  inhalation and topical  delivery.  The
Group's  products  are  marketed   throughout  the  world  by  leading   pharmaceutical   companies.   For  more   information,   visit
www.skyepharma.com.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   May 04, 2007